UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported **April 27, 2006 (April 27, 2006)**

LaBARGE, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**001-05761**	**73-0574586**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9900 Clayton Road, St. Louis, Missouri 63124
(Address of principal executive offices)   (Zip Code)

(314) 997-0800
Registrant's telephone number, including area code

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing Obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

( ) Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

( ) Soliciting material pursuant to Rule 425 under the Securities Act (17 CFT 240.14a-12)

( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFT 240.14d-2(b))

( ) Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17CFR 240.13e-4(c))

FORM 8-K

Item 2.02   Results of Operations and Financial Condition

On April 27, 2006, LaBarge, Inc. issued a press release announcing its financial results for the fiscal 2006 third quarter. A copy of the press release is attached hereto and hereby incorporated by reference. The information in this Form 8-K shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits
    (c)   Exhibits

99.1   Press release for LaBarge, Inc. for the fiscal 2006 third quarter ended April 2, 2006, and forward-looking statements relating to fiscal 2006, as presented in a press release of April 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LaBarge, Inc.

(Registrant)

Date: April 27, 2006   By: /s/Donald H. Nonnenkamp

Donald H. Nonnenkamp
Vice President, Chief Financial
Officer and Secretary

Exhibit Index

Index Number	Description
99.1	Press release for LaBarge, Inc. for the fiscal 2006 third quarter ended April 2, 2006, and forward-looking statements relating to fiscal 2006, as presented in a press release of April 27, 2006.

NEWS UPDATE



LaBarge inc

Contact:
Colleen Clements
LaBarge, Inc.
314-997-0800, ext. 409
colleen.clements@labarge.com

FOR IMMEDIATE RELEASE

LaBARGE, INC. REPORTS FINANCIAL RESULTS FOR
FISCAL 2006 THIRD QUARTER AND NINE MONTHS

Bookings of New Business Strong; Backlog Reaches Record High

ST. LOUIS, April 27, 2006 . . . . . LaBarge, Inc. (AMEX: LB) today reported its financial results for the fiscal 2006 third quarter and nine months ended April 2, 2006.

Fiscal 2006 third-quarter net sales were $47,273,000, up 5 percent from $44,837,000 in the fiscal 2005 third quarter. Net earnings in the fiscal 2006 third quarter were $2,305,000, or $.14 per diluted share, versus $3,007,000, or $.19 per diluted share, in the third quarter of fiscal 2005.

For the nine months ended April 2, 2006, net sales were $135,059,000, compared with $137,189,000 in the first nine months of fiscal 2005. Net earnings for the nine months were $6,998,000, or $.44 per diluted share, in fiscal 2006, versus $8,031,000, or $.51 per diluted share, in fiscal 2005.

The tax rates recorded for the third quarter and nine months ended April 2, 2006 were 37.5 percent and 39.1 percent, respectively. These are up from 24.0 percent and 33.9 percent, respectively, in the comparable periods a year earlier. The lower tax rates in the fiscal 2005 periods were the result of tax credits and an adjustment to the Company's provision for state income taxes that had a positive impact of $579,000, or $.04 per diluted share, on fiscal 2005 third-quarter and nine-month earnings.

The impact of expensing stock options in accordance with the Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," was $.01 per diluted share in the fiscal 2006 third quarter and $.02 per diluted share for the nine months ended April 2, 2006.

Gross margin in the third quarter was 20.7 percent in fiscal 2006, versus 22.6 percent in fiscal 2005; both are within the Company's typical range of 20.0 percent to 23.0 percent. Selling and administrative expense

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declined as a percentage of sales to 11.6 percent in the fiscal 2006 third quarter, versus 13.3 percent in the comparable period a year earlier. In actual dollars, fiscal 2006 third-quarter selling and administrative expense declined 7.7 percent compared with the fiscal 2005 third-quarter level, as a result of lower accrued incentive compensation expense. Interest expense was $554,000 in the fiscal 2006 third quarter, versus $426,000 one year earlier, reflecting higher interest rates and higher borrowings.

Total debt increased on higher short-term borrowings to $36,700,000 at April 2, 2006, compared with $32,771,000 at April 3, 2005, and $27,916,000 at July 3, 2005. The increased borrowings are largely the result of higher inventory levels that were exacerbated by lower-than-planned sales in the current-year third quarter. Stockholders' equity was $62,521,000 at April 2, 2006, versus $50,853,000 at April 3, 2005, and $53,830,000 at July 3, 2005.

Craig LaBarge, chief executive officer and president, commented, "As recently announced, delays in bringing certain new contracts into full production negatively affected fiscal 2006 third-quarter sales and earnings.

"Bookings of new and additional business remained strong during the third quarter, particularly in the natural resources and commercial aerospace market sectors," said Mr. LaBarge. "Backlog of unshipped orders at the end of the third quarter reached another record high at $181,193,000, up 19 percent from the third quarter of fiscal 2005 and up 10 percent from last fiscal year-end.

"The largest contributor to fiscal 2006 third-quarter revenues was shipments on a variety of defense programs, which accounted for 38 percent of net sales, compared with 45 percent in the fiscal 2005 third quarter. Actual sales dollars from the defense market sector were down 10 percent in the current year's third quarter compared with the same period a year earlier.

"Revenues from the natural resources market sector represented 19 percent of both fiscal 2006 and fiscal 2005 third-quarter sales. Actual revenue dollars from this sector were up 10 percent in the current year's third quarter versus a year ago, the result of significant increases in shipments to oil-and-gas customers in the current-year period.

"Shipments to industrial customers were 19 percent of third-quarter revenues in fiscal 2006, compared with 20 percent in the comparable period in 2005; actual sales dollars from this market sector were flat.

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"Revenues from the government systems market sector represented 12 percent of fiscal 2006 third-quarter sales, versus 3 percent in the year-ago period, the result of increased shipments related to a postal automation program in the current-year third quarter.

"The balance of third-quarter revenues was attributable to customers in other market sectors, including:
- Commercial aerospace – 5 percent in the fiscal 2006 third quarter, versus 6 percent in the 2005 third quarter, and
- Medical – 2 percent in the fiscal 2006 third quarter, compared with 3 percent in the 2005 third quarter."

Outlook and Commentary

Mr. LaBarge concluded, "Based on the progress we have made in moving the delayed contracts into full production, coupled with increased new order flow, we are encouraged that there will be a return to strong growth of sales and earnings in the fourth quarter of the current fiscal year, compared with levels in both the current-year third quarter and last year's fourth quarter. We continue to anticipate that full-year fiscal 2006 sales will be up over the prior year, but, due to the shortfall in the third quarter, we now believe full-year earnings will be down slightly. With our longer-term outlook for business remaining very positive based on the continued strength of current backlog and the pipeline of new business opportunities in the markets we serve, the Company should be well-positioned to achieve favorable financial comparisons throughout fiscal 2007."

Today's Conference Call Webcast

Today, at 11 a.m. Eastern time, LaBarge will host a live audio webcast of its discussion with the investment community regarding financial results for the Company's fiscal 2006 third quarter and nine months. The webcast can be accessed on the Internet through http://viavid.net/dce.aspx?sid=00002E2C and the investor relations calendar area of http://www.labarge.com. Following the live discussion, a replay of the webcast will be available at the same locations on the Internet.

About LaBarge, Inc.

LaBarge, Inc. is a broad-based provider of electronics to technology-driven companies in diverse industrial markets. The Company provides its customers with sophisticated electronic products through contract design and manufacturing services. Headquartered in St. Louis, LaBarge has operations in Arkansas, Missouri, Oklahoma, Pennsylvania and Texas. The Company's Web site address is http://www.labarge.com .

(Financial tables follow)

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Statements contained in this release relating to LaBarge, Inc. that are not historical facts are forward-looking statements within the meaning of the federal securities laws. Matters subject to forward-looking statements are subject to known and unknown risks and uncertainties, including economic, competitive and other factors that may cause LaBarge or its industry's actual results, levels of activity, performance and achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Important factors that could cause LaBarge's actual results to differ materially from those projected in, or inferred by, forward-looking statements are (but are not necessarily limited to) the following: the impact of increasing competition or deterioration of economic conditions in LaBarge's markets; cutbacks in defense spending by the U.S. Government; loss of one or more large customers; LaBarge's ability to replace completed and expired contracts on a timely basis; LaBarge's ability to integrate recently acquired businesses; the outcome of litigation LaBarge may be party to; increases in the cost of raw materials, labor and other resources necessary to operate LaBarge's business; the availability, amount, type and cost of financing for LaBarge and any changes to that financing; and other factors summarized in our reports filed from time to time with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on the forward-looking statements. Unless otherwise required by law, LaBarge disclaims any obligation to update any forward-looking statements or to publicly announce any revisions thereto to reflect future events or developments.

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LaBarge, Inc.
Consolidated Statements of Income (Unaudited)
(amounts in thousands, except per-share amounts)

	Three Months Ended		Nine Months Ended	
	April 2, 2006	April 3, 2005	**April 2, 2006**	April 3, 2005
Net sales	**$ 47,273**	$ 44,837	**$ 135,059**	$ 137,189
Costs and expenses:				
Cost of sales	**37,483**	34,706	**105,304**	106,476
Selling and administrative expense	**5,509**	5,972	**16,969**	17,642
Interest expense	**554**	426	**1,407**	1,345
Other income, net	**17**	(228)	**(129)**	(430)
Earnings from continuing operations before income taxes	**3,710**	3,961	**11,508**	12,156
Income tax expense	**1,405**	954	**4,510**	4,125
Net earnings	**$ 2,305**	$ 3,007	**$ 6,998**	$ 8,031
Basic net earnings per common share:				
Basic net earnings	**$ 0.15**	$ 0.20	**$ 0.46**	$ 0.54
Average common shares outstanding	**15,187**	15,026	**15,140**	15,002
Diluted net earnings per share:				
Diluted net earnings	**$ 0.14**	$ 0.19	**$ 0.44**	$ 0.51
Average diluted common shares outstanding	**16,125**	15,938	**16,086**	15,803

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LaBarge, Inc.
Consolidated Balance Sheets
(amounts in thousands, except share amounts)

	April 2, 2006	July 3, 2005
	(Unaudited)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 715	$ 820
Accounts and other receivables, net	26,170	23,371
Inventories	54,742	41,342
Prepaid expenses	1,391	974
Deferred tax assets, net	1,493	1,387
Total current assets	84,526	67,894
Property, plant and equipment, net	20,230	18,849
Intangible assets, net	2,808	3,388
Goodwill, net	24,292	24,292
Other assets, net	5,431	5,514
Total assets	$ 137,272	$ 119,937
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 13,125	$ 1,650
Current maturities of long-term debt	5,537	4,661
Trade accounts payable	17,707	10,026
Accrued employee compensation	8,083	9,511
Other accrued liabilities	1,697	2,609
Cash advances	7,375	11,445
Total current liabilities	53,524	39,902
Long-term advances from customers for purchase of materials	2,884	3,854
Deferred tax liabilities, net	305	746
Long-term debt	18,038	21,605
Stockholders' equity:		
Common stock, $.01 par value. Authorized 40,000,000 shares; 15,216,594 issued at April 2, 2006 and 15,773,253 at July 3, 2005, including shares in treasury	158	158
Additional paid-in capital	14,898	13,722
Retained earnings	49,721	42,723
Less cost of common stock in treasury, shares of 556,659 at April 2, 2006 and 723,345 at July 3, 2005	(2,256)	(2,773)
Total stockholders' equity	62,521	53,830
Total liabilities and stockholders' equity	$ 137,272	$ 119,937

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